EXHIBIT 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO	July 13, 2022

Eldorado Gold Announces Improved Second Quarter 2022 Preliminary

Production; Maintains Full-Year Consolidated Production Guidance;

Provides Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces second quarter 2022 preliminary gold production of 113,462 ounces and maintains full-year consolidated production guidance of 460,000 to 490,000 ounces. Detailed production, by asset, is outlined in the table below.

Q2 2022 Preliminary Gold Production

Mine	Production (oz)
	Q2 2022	Q2 2021	Q1 2022
Kisladag	27,973	44,016	29,779
Lamaque	46,917	35,643	33,377
Efemcukuru	22,793	23,473	21,057
Olympias	15,779	12,934	8,996
Total Gold Production (oz)	113,462	116,066	93,209

Mine	Production (oz)
	YTD 2022	YTD 2021	2022 Production Guidance (1)
Kisladag	57,753	90,188	145,000 – 155,000
Lamaque	80,294	64,478	165,000 – 175,000
Efemcukuru	43,849	46,771	85,000 – 90,000
Olympias	24,775	26,371	65,000 – 75,000
Total Gold Production (oz)	206,671	227,808	460,000 – 490,000

(1)   As announced on January 18, 2022; Figures may not add due to rounding.

Canada

During the second quarter, mine and mill optimization efforts drove positive results. Underground development of high-grade stopes progressed well, and gold production was higher than planned, as a result of higher throughput and higher grades. Additionally, during the quarter resource conversion drilling commenced on the Ormaque deposit.

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Turkiye

In December 2021, Turkey began the move to change its internationally recognized official name in English from Turkey to Turkiye. In June 2022, the United Nations announced it would recognize the new name. Eldorado is proud of its long history of strong relations with Turkiye and is pleased to adopt the new name.

Gold production during the second quarter at Kisladag was below plan due to the effects of lower tonnes placed on the leach pad in the first quarter. Optimization of the high-pressure grinding roll (“HPGR”) and debottlenecking of the belt agglomeration circuit continued in the second quarter. The HPGR is performing according to plan, with recovery rates as expected. During the second quarter, there was a notable increase in tonnes placed on the leach pad with a higher average grade, which is expected to positively impact gold production in the third quarter. We continue to anticipate production at Kisladag to be weighted to the second half of the year.

At Efemcukuru, gold production, throughput, and average gold grade were in line with expectations.

The Company’s profits from mining operations in Turkiye are taxed at the enacted rate and the resulting current income tax expense can be further increased or reduced by other items. In the second quarter, the Company expects the Turkish current income tax expense on mining profits, at an enacted rate of 22%, to be further increased up to $4 million. The expected increase is primarily related to the weakening of the Lira in the quarter and the resulting generation of taxable unrealized foreign exchange gains, partly offset by reductions related to Lira deposits and the investment tax credit relating to Kisladag heap leach improvements.

Greece

Olympias saw meaningful productivity improvements and good control on gold grades in the second quarter. Additionally, production increased as a result of processing ore stockpiles. Transformation initiatives continue to show positive results as the mine continues to ramp up productivity.

Q2 2022 Financial and Operational Results Call Details

Eldorado will release its 2022 Second Quarter Financial and Operational Results after the market closes on Thursday, July 28, 2022, and will host a conference call on Friday, July 29, 2022, at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via: https://services.choruscall.ca/links/eldoradogold2022q2.html

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Conference Call Details		Replay (available until Sept. 2, 2022)

Date:	July 29, 2022	Vancouver:	+1 604 638 9010
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	9051
Toll free:	1 800 319 4610

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations

604.757 2237 or 1.888.353.8166

lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.757 5573 or 1.888.353.8166

louise.mcmahon@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the Company’s 2022 annual production guidance, including our individual mine production; timing of production; the Ormaque exploration drift; the expected tax expense in Turkiye; the timing of resource conversion drilling; the optimization of Greek operations; the Company’s release of its 2022 Second Quarter Financial and Operational Results and related conference call; our expectation as to our future financial and operating performance; expected metallurgical recoveries and improved concentrate grade and quality; risk factors affecting our business; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: our preliminary gold production and our production guidance; the weakening of the Turkish Lira and the resulting generation of taxable unrealized foreign exchange gains in Turkiye; benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

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Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance; inability to assess income tax expenses in Turkiye; inability to realize the expected benefits of the decline between Sigma mill and the Triangle underground mine; poor results from drilling at Ormaque; inability to complete expansion and optimization at Kisladag or to meet the expected timing thereof or to achieve the benefits thereof; inability to assess taxes in Turkiye or depreciation expenses; inability to conduct Olympias stakeholder discussions; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks at Skouries and other development projects; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a “qualified person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

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